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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 2007 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe — 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Thomas Peterffy and Alexander Ioffe affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers LLC for the year ended December 31, 2006, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

President
Title



Signature 2/26/07 Date

Chief Financial Officer
Title



Notary Public

NANCY ANN NELSON
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2007

INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a 5(e)(3) under the
Securities and Exchange Act of 1934
as a Public Document

Deloitte.


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2007

INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

Assets

Cash and cash equivalents	$	73,777,761
Cash and securities - segregated for regulatory purposes		3,110,667,181
Securities borrowed from an affiliate		226,475,753
Securities purchased under agreements to resell		37,285,766
Securities deposited with clearing organizations		107,939,137
Other receivables:		
Customers (net of allowance for doubtful accounts of $1,031,000)		848,447,724
Brokers, dealers and clearing organizations		54,145,649
Affiliates		51,685,047
Interest		8,564,876
Other assets		17,108,343
Total assets	$	4,536,097,237

Liabilities and members' capital

Liabilities:		
Payable to customers	$	3,914,091,286
Securities loaned to an affiliate		104,721,111
Other payables:		
Brokers, dealers and clearing organizations		114,805,010
Accounts payable, accrued expenses and other liabilities		44,232,634
Affiliates		14,063,583
		4,191,913,624
Members' capital		344,183,613
Total liabilities and members' capital	$	4,536,097,237

See accompanying notes to statement of financial condition.

INTERACTIVE BROKERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and the National Association of Securities Dealers, Inc. The Company is also a member of the National Futures Association and a registered futures commission merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company is 99.9% owned by IBG LLC, formerly known as Interactive Brokers Group LLC, ("IBG LLC" or "the Group"). In addition to the Company, the Group is comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Hungary Kft ("IBH") and IB Exchange Corp. ("IBEC").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated fair value of financial instruments, the estimated useful lives of property and equipment, compensation accruals and estimated contingency reserves.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less.

Securities Borrowed and Securities Loaned

The Company borrows and loans securities in order to facilitate customer settlements. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreement to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at contract value plus accrued interest. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

Financial Instruments

Securities Deposited with Clearing Organizations

Securities deposited with clearing organizations consist of securities owned by the Company which have been deposited with clearing organizations in the normal course of business. These securities consist of U.S. and Canadian Treasury Bills, carried at amortized cost, which approximate fair value. These transactions are recorded on a trade date basis. At December 31, 2006, the Company had $105,804,857 in U.S. Treasury Bills and $2,134,280 in Canadian Treasury Bills that were pledged with the Company's clearing organizations.

Cross-Currency Swap Transactions

The Company enters into cross-currency swap transactions for customer funds denominated in foreign currencies into U.S. dollars, with a locked-in rate of return, to satisfy regulatory segregation requirements. The Company also executes cross-currency swap transactions on behalf of its affiliates. These transactions are recorded on a trade date basis at fair value based on quoted market prices. A cross-currency swap is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The fair value of the Company's open cross-currency swaps at December 31, 2006 were $1,408,238 and $1,226,774 which represent mark-to-market gains and losses on cross-currency swap transactions, which are included in receivables from and payables to broker, dealers and clearing organizations, respectively, in the statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

The Company charges its customers fees and commissions at predetermined rates for executing and clearing customer transactions. Related receivables from institutional non-cleared customers are recorded as fees receivable, which are included in other assets on the statement of financial condition.

Property and Equipment

Property and equipment consist primarily of technology hardware, software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Total property and equipment of $6,687,200, net of accumulated depreciation and amortization of $6,375,349, was included in other assets at December 31, 2006.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 requires enterprises to assess and account for the effect of uncertainty of tax positions taken or to be taken on tax returns in their financial statements. The adoption of FIN No. 48 is not expected to have a material effect on the Company's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for the first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact of these changes.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by Company's of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

4. SEGREGATON OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators, the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations, at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

In accordance with the Securities Exchange Act of 1934, the Company is required to maintain a separate bank account for the exclusive benefit of customers. At December 31, 2006, the Company held cash and securities segregated for the benefit of customers in the amount of $2,720,361,498 to satisfy this requirement. A deposit of $3,580,787 was made on January 2, 2007 for the final establishment of the customer reserve deposit, pursuant to SEC Rule 15c3-3.

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2006, cash and securities in the amount of $250,936,022 were segregated. Included in this total were securities purchased under agreements to resell in the amount of $12,300,000.

In accordance with CFTC regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2006, cash and securities in the amount of $93,142,098 were segregated.

Included in the segregation amounts for commodities are the net market values of long and short commodity option contracts of ($58,527,563). At December 31, 2006, these amounts are included in receivables from brokers, dealers and clearing organizations and in payables to brokers, dealers and clearing organizations.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails-to-deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of the Company's customers.

6. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's financial instrument assets and liabilities are short-term in nature and are reflected at amounts approximating fair value.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which require that the Company maintain minimum net capital, as defined, of 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin requirement for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2006, the Company had net capital of $268,897,423, which was $245,562,058 in excess of required net capital of $23,335,365.

8. RELATED PARTY TRANSACTIONS

IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers. THLLC, THE, THC, THA and THSHK are registered securities dealers in the US, Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition were the following amounts with related parties as of December 31, 2006:

Securities borrowed from an affiliate	$226,338,944
Securities purchased under agreements to resell	24,982,931
Receivable from brokers, dealers and clearing organizations:	
Receivable from brokers, dealers	30,456,753
Mark-to-market gain on cross-currency swaps	1,046,012
Other	138,242
Receivable from affiliates:	
Loan receivable - unsecured demand note	50,000,000
Interest receivable	1,304,312
Advances receivable	375,952
Other	4,783

Included in liabilities in the statement of financial condition were the following amounts with related parties as of December 31, 2006:

Securities loaned to an affiliate	$104,721,111
Payable to brokers, dealers and clearing organizations :	
Mark-to-market loss on cross-currency swaps	1,091,534
Payable to brokers, dealers	510,644
Accounts payable, accrued expenses and other liabilities:	
Consulting fee payable	7,054,329
Administrative fee payable	3,433,521
Advances payable	2,171,275
Brokerage fee payable	1,361,604
Interest payable	39,659
Other	3,195

9. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Employee Incentive Plans

Return on Investment Dollar Units ("ROI Dollar Units"): Since 1998, the Group has granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of this plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed.

As of December 31, 2006, payables to employees for ROI Dollar Units were $6,089,862, of which $1,296,019 was vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

IBG LLC Members' Interest: Selected employees of the Company are granted non-transferable member interests in IBG LLC, which confer ownership rights in IBG LLC and entitle the holders to their proportionate share of the consolidated profits and losses of IBG LLC based on their holding percentages beginning on the date of the grant. The "Agreement as to Member Interest Purchase Rights" gives IBG LLC the right to repurchase any member's interests at its discretion at any time which, in particular, is triggered by a termination of employment of a member-employee, and also permits members to sell their interests back to IBG LLC at any time, in every case for an amount equal to management's estimate of fair value, as defined in the Agreement. Because IBG LLC places a high value on the retention of its key employees, payment for a portion of redeemed interests is contingent on a post-redemption consulting services requirement that, among other conditions, requires that a member-employee not compete with IBG LLC in any area of its businesses for five years following the date of redemption. In order to enforce these terms, payment for one-half of the redeemed interests is, under normal conditions, made within five months after the redemption date. Payment for the remaining one-half of the redeemed interests is made five years hence, subject to satisfaction of the consulting services and non-compete provisions of the Agreement. IBG LLC recognizes compensation expense equal to the granted interest at the time of grant. If and when the terms of the five-year consulting and non-compete period are satisfied, IBG LLC records a distribution of redeemable members' interests at such time as the remaining payment is made to the member-employee. Should any portion of a member-employee's interests be forfeited, such forfeited member interests would be redistributed among the remaining members in proportion to their holding percentages. Redemptions of member interests are accounted for as

members' interests distributions. As of December 31, 2006, the Company has accrued $1,942,617 for members' interests in accounts payable, accrued expenses and other liabilities.

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation

The Company is from time to time subject to litigation and other legal proceedings. As of December 31, 2006, the Company has been named party to various to legal actions. The Company intends to vigorously defend these actions as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the Company's business or financial condition. Contingency reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Guarantees

The Company provides guarantees to securities and futures clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee collectively the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty.

The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the statement of financial condition for these fully collateralized transactions.

11. COLLATERAL

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government, corporate debt, equity and non-U.S. government securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $1,445,316,076, consisting of $1,189,270,214 from customers, $219,251,038

from securities borrowed and $36,794,824 from reverse repurchase agreements. The fair value of these securities that had been sold or repledged was $323,972,149.

The Company has pledged certain firm-owned assets which are included in securities deposited with clearing organizations. The fair value at December 31, 2006 of such securities that have been pledged, where the counterparty has the right to repledge, was $107,939,137 which consisted of U.S. and Canadian Treasury Bills.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

Interactive Brokers LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Future Trading Commission's (collectively the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Chicago Mercantile Exchange, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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